Exhibit 10.1

Location: 195 Whiting Street Hingham, Massachusetts 02043 USA Mailing Address: P.O. Box 325 Accord, Massachusetts 02018 USA

June 6, 2008

Ms. Leslie Kessler,
CEO Water Chef, Inc.
68 S. Service Road, Suite 100
Melville, NY 11747

Re:	Proposal for Professional Services

Dear Ms. Kessler:

This proposal is the result of extensive conversations and discussions related to the professional services which Hidell-Eyster (HEI) can offer Water Chef (The Client). On May 21, 2008, HEI presented an extensive proposal for professional services to The Client. This was drafted after a meeting between the parties held April 24, 2008 at the HEI offices in Hingham, MA. On May 29, 2008, Henry R. Hidell met with The Client (Ms. Leslie Kessler and Mr. Terry Lazar) to discuss the activities outlined in the May 21 proposal.

It was agreed  during the May 29, 2008 meeting at the office of Lazar Sanders Thaler & Associates, LLP, Jericho, NY, that HEI would provide professional technical, marketing and financial consultation on a fixed fee of $15,000 per month, beginning June 1, 2008, and continue for a period of six (6) months, plus payment by The Client of pre-approved out of pocket expenses.   The fee is based on HEI’s Fee Schedule which is attached hereto.  The purpose of this approach to providing the necessary services is to permit HEI and The Client to establish a commercial relationship while The Client more clearly defines its necessary actions and requirements.  Subsequent to the end of the six month period, The Client and HEI shall develop a longer term professional services agreement that more clearly defines the required services and sets targets of achievement for The Client.

Scope of Work

As a matter of general definition, HEI shall assist The Client in the following activities:

Regulatory and Licensing Issues
Marketing
Quality Assurance
Manufacturing and Logistics
Financial Planning and Monitoring
Sales and Distribution

Resources Provided and Time Charges Accountability

E-mail: hidell@hidelleyster.com	Tel: 781-749-8040	Fax: 781-749-2304

DRAFT

HEI will make its professional staff available to The Client on a monthly basis for a six month period beginning June 1, 2008 through November 30, 2008. It is expected that HEI shall provide services to the client at the client’s specific request during this period.  A time accounting of activities and any related expenses shall be provided to The Client at the end of each month.  Balances of time may be carried from one month to the next. The Client will have access to all senior staff including Steve Keim, Henry R. Hidell, Kathy Ransome and John Crawford as required.

HEI and The Client intend to develop a fee schedule regarding any sales HEI may make to the benefit of The Client during this six month period.  The Client acknowledges that although a “sales fee” shall be due HEI, it has not been defined and that as soon as practical but no later than July 10, 2008, a “sales fee” will be mutually agreed upon and an addendum of same shall be attached hereto. It is also acknowledged that HEI has introduced The Client to Triton, LLC of Chapel Hill, NC in the person of Mr. Dave Clark as a potential customer or commercial partner in some manner yet to be defined.  In the event a commercial transaction results from this introduction, a “sales fee” shall be due HEI as noted above.

Cost of Work

HEI will charge The Client a fixed fee for six months totaling $90,000 invoiced on a monthly basis of $15,000, due in advance on the first of each month. All out of pocket expenses in excess of $1,500 per month shall be presented to The Client prior to incurring.

Future Requirements and Services

It is anticipated that HEI will provide the Client services in the future.  In the event these services can be more fully defined prior to the termination of this six month agreement, The Client and HEI shall enter into such agreement for such services.

Acceptance of Proposal

Acceptance of this proposal shall be indicated by your endorsement hereof. This proposal is subject to the attached Statement of Terms and Conditions and Fee Schedule amended hereto and made part of this agreement. Work under this agreement shall commence upon receipt of this letter of agreement being executed by both parties.

The cost of this work is estimated to be $90,000.00 for professional time, plus the cost of out-of-pocket expenses including travel, lodging, meals, photographs, communication (telephone, facsimile, express delivery service), blueprint and reproduction service, documents, and data base research.  Payment in the amount of $15,000 is required for commencement of these services.

Acceptance of this proposal shall be indicated by your endorsement hereof.  This proposal is subject to the attached Statement of Terms and Conditions and Fee Schedule amended hereto and made a part of this Agreement.  Work under this agreement shall commence upon receipt of this letter agreement executed by both parties and the payment of the required retainer.

DRAFT

Sincerely,

Carroll S. Keim
President
For Hidell-Eyster International

/s/ Leslie Kessler	6/9/08
DATE
For:  Water Chef, Inc.

PRICES ARE VALID FOR 30 DAYS FROM DATE OF THIS PROPOSAL

Location: 195 Whiting Street Hingham, Massachusetts 02043 USA Mailing Address: P.O. Box 325 Accord, Massachusetts 02018 USA

Statement of Terms and Conditions

Hidell-Eyster International shall provide the Client with the services set forth in the "Proposal for Services" with respect to the subject identified in the proposal, under the terms and conditions set forth herein which are made a part of the collective Agreement between the Client and Hidell-Eyster International.

1.	Definitions: "Company" refers to Hidell-Eyster International. "Client" refers to the individual, partnership, corporation, or association contracting for the Company's services.

2.
Payment:  Unless otherwise specified, payment is due in U.S. Dollars from the Client with approved credit upon receipt of invoice.  If payment is not received by the Company within thirty (30) days following the billing date, the Client shall pay interest on the unpaid balance at the rate of one and one-half percent (1.5%) per month from the billing date, compounded monthly, together with any court costs, attorney's fees, or other expenses reasonably incurred in order to collect such amount.  Clients without pre-approved credit are subject to payment upon delivery for completion for all goods and services provided by the Company.  Payment to the Company is the sole responsibility of the Client and is not subject to third party agreements.

All fees, taxes, tariffs and duties incurred as a result of international consultancy services shall be the responsibility of the Client, with the exception of U.S. corporate income taxes on fees earned by the Company.

Client warrants and represents that Client possesses and will continue to possess sufficient funds to fulfill Client's obligations to make payments under this contract.  If Company becomes aware that Client has become unable to make payment as required herein, the Company will so notify Client and will terminate services until such payment or guarantee of payment is made.  Such termination of services shall not bar Company from collecting payments due under the Agreement.

3.
Suspension of Work:  Invoice payment must be kept current for work to continue.  If the Client fails to pay any invoice due to the Company within 45 days of the date of invoice, the Company may, without waiving any other claim or right against Client, suspend services under this Agreement until the Company has been paid in full all amounts due the Company.

4.
Right of Entry:  Endorsement of this contract warrants that the Company has the authority to act on behalf of the Client.  The Client specifically authorizes the Company to enter upon the subject property, search all records relative to the history or present activities carried on at the property where such records would indicate the potential use of hazardous material on the property, and to communicate with appropriate private parties and public agencies regarding the site.

5.
Normal Disturbance:  It is understood certain work may cause physical disruption of the site or disruption of its use.  All effort shall be made to minimize such inconvenience.  The Company shall use due diligence and current industry standards relating to all aspects of the site investigation.  Under no circumstance shall the Company or any of its consultants be held liable for damage or events which cause damage as a result of unknown or undisclosed factors, or the misrepresentation of information by any party.

6.
Subsurface Structures:  In some instances the investigation as requested has the potential to be dangerous due to unknown circumstances.  Past history of a site may be so remote as not to disclose previous buried lines, pipes, tanks, or drums containing hazardous materials.  It is for this reason that the Company is compelled to advise the Client and owners of properties being investigated as to its efforts of due diligence and request that all parties involved provide the Company with as accurate information as possible.

7.
Standard of Care:  The report issued shall be valid for the date upon which the report is issued.  The Company shall not be liable in any manner for subsequent events which may occur at the site and which could change its professional opinion rendered as of the date of the report, nor shall the Company be liable for events which have occurred historically and which were either not disclosed in records or interviews or as a result of the on-site investigations.

E-mail: hidell@hidelleyster.com	Tel: 781-749-8040	Fax: 781-749-2304

DRAFT

The Client and Client's Agents shall use due diligence in ensuring that the Company receives all relevant information about the subject site, including, but not limited to, any information known to Client or Client's Agents concerning past and current uses of the site, subsurface soil conditions, subsurface piping, tanks, etc. and agrees to hold the Company harmless for any willful or negligent failure to provide such information or the willful providing of false or inaccurate information.

The extent of test boring and groundwater sampling data is limited and extrapolation of this limited data to the site in general is only inferred as a best available professional judgment.  The Company complies fully with the standards of the industry for the specific investigation performed at the time of the investigation and uses its best efforts to accurately interpret factual data including boring logs and sample analyses.

8.
Liability:  The Company expressly denies all liability for indirect, incidental or consequential damages which may be asserted against it as a result of this contract. The Company will not be liable for any delay in delivery of goods or services.  All liability is limited to the amount of consideration paid for services performed and is limited to the Client who is the signatory of this contract.  The Company expressly denies all liability to third parties whether disclosed or undisclosed.

9.
Disclosure of Documents:  All information, documents, materials, etc. obtained or produced as part of the Company's performance of this Agreement shall remain the property of the Company for its exclusive use in performing this Agreement.  Any other use or distribution of information, documents, materials, etc. obtained or produced during the course of the performance of this Agreement is expressly prohibited without the express written consent of the Company and such consent will only be granted to the Client upon agreement with the Company.

10.	Cancellation/Modification: Modification of this Agreement shall be effective upon the execution of a mutually satisfactory Modification Agreement signed by both Client and Company.

Cancellation of this Agreement shall be effective upon the execution of a mutually satisfactory Cancellation Agreement signed by both Client and Company.

However, the Company reserves the right to cancel or modify this Agreement as necessary due to fire, labor unrest, accident, acts of civil or military authorities, acts of God, force majeure or other cause whether or not the foregoing are beyond the control of the Company.  The Company will promptly notify the Client of the exercise of the rights reserved hereunder.

11.	Severability: Shall any part hereof be determined to be void, unenforceable, or otherwise invalid, such determination shall have no effect upon the remainder.

12.
Notice:  Any notices required to be given under this agreement or by an applicable provision of the Uniform Commercial Code or other law shall be given to the Company in writing by Certified Mail at its principal mailing address at P.O. Box 325, Accord, Massachusetts  02018-0325.  The Client represents that the address on Page 1 of the "Proposal for Services" is the address for service of Notice by Certified Mail to the Client.  If the address for service of Notice by Certified Mail to the Client is different from that address, the Client shall promptly notify the Company of the correct address in writing.

13.	Conflict of Laws: This contract shall be governed and construed by the laws of the Commonwealth of Massachusetts.

Location: 195 Whiting Street Hingham, Massachusetts 02043 USA Mailing Address: P.O. Box 325 Accord, Massachusetts 02018 USA

Fee Schedule

The following is a schedule of Hidell-Eyster International professional fees

	PER DIEM	HOURLY

Financial and Business Services	$1,500	$150

Marketing and Strategic Planning Services	$1,500	$150

Principals; Hydrogeologist; Technical Specialist including Geologist, Biologist, Chemist, Environmental Biologist,And Microbiologist	$1,500	$150

Engineering and Design Services	$1,500	$150

Expert Witness Services - Research and Management	$2,500	$250

Expert Witness Services - Depositions and Testimony (including waiting time)	$4,000	$400

Junior Staff including Jr. Geologists, Biologists, and Engineers	$750	$75

Junior Staff, including: Data Processing, Data Base Research	$500	$50

The per diem rate is charged whenever more than six hours and up to ten hours in a given day are devoted to the service of a single client.  Per diem fees are usually associated with services such as site visitations, attendance at meetings, consultation with client, representation of client in meetings, negotiations, court appearances, travel time, etc.  The hourly rate is usually charged for in house services such as report writing, telephone consultation, evaluation of laboratory results, data base searches, etc.

In addition to the time charges, the client is charged out-of-pocket costs including travel, lodging, meals, photographs, communication (telephone, facsimile, express delivery service), field supplies and equipment, blueprint and reproduction service, documents and maps and data base research.   Fees for services such as boring crews and laboratory analyses will be invoiced directly to the client by the provider.

E-mail: hidell@hidelleyster.com	Tel: 781-749-8040	Fax: 781-749-2304